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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                SCHEDULE 13E-3/A
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)


                             -----------------------

                               ASA HOLDINGS, INC.
                                (Name of Issuer)

                             -----------------------

                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                                 DELTA SUB, INC.
                      (Name of Person(s) Filing Statement)

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                          Common Stock, $0.10 Par Value
                         (Title of Class of Securities)

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                                   04338Q 10 7
                      (CUSIP Number of Class of Securities)

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                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                                Atlanta, GA 30320
                                 (404) 715-2387
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                             -----------------------

                                 With Copies to:

                                 Joseph Rinaldi
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

This statement is filed in connection with (check the appropriate box):


a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X]  A tender offer.
d. [ ]  None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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     This Amendment No.1 amends and supplements the Transaction Statement on
Schedule 13E-3 ("Schedule 13E-3") filed on February 22, 1999 by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Delta Sub, Inc., a Georgia corporation and an indirect, wholly owned subsidiary of Delta ("Delta Sub") and
(iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Delta, relating to the offer by Delta Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, $0.10 par value per share, of ASA Holdings, Inc., a Georgia corporation ("ASA"), at a price of $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 and in the related Letter of Transmittal, copies of which are attached as Exhibits
(d)(1) and (d)(2) to Schedule 13E-3 (which are collectively herein referred to as the "Offer").

     Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 13E-3.

Item 6.   Source and Amount of Funds or Other Consideration

     Item 6 is hereby amended and supplemented as follows:

     (c) On March 2, 1999, Delta issued $300 million aggregate principal amount of its Medium-Term Notes, Series C (the "Notes") in an underwritten public offering. The Notes were sold at an initial public offering price of 99.924% of their aggregate principal amount; bear interest at the rate of 6.65% per annum, payable semi-annually commencing September 15, 1999; and mature on March 15, 2004. The net proceeds to Delta of approximately $298 million from the sale of the Notes will be used to pay a portion of the funds required by Delta and Delta Sub to consummate the Offer and the Merger and to pay related fees and expenses.

     The Notes were issued under an Indenture dated as of May 1, 1991 (the "Indenture"), between Delta and The Bank of New York, successor to The Citizens and Southern National Bank of Florida, as trustee (the "Trustee"). The Notes constitute a single series of unsecured and unsubordinated debt securities of Delta which rank on a parity with all other unsecured and unsubordinated indebtedness of Delta. The Notes are not subject to any negative covenants. The Indenture includes the following events of default with respect to the Notes:
(i) failure to pay principal on the Notes within 5 business days of their maturity; (ii) failure to pay interest on the Notes within 30 days of when due;
(iii) failure to perform any covenant of Delta in the Indenture for 60 days after written notice is provided to Delta of such violation; (iv) a default under any indebtedness for money borrowed by Delta or certain of its subsidiaries which either (x) results from the failure of Delta or such subsidiary to repay the principal amount due upon maturity in an amount in excess of $75 million or (y) results in the acceleration of such indebtedness in an amount in excess of $75 million, and in either case such indebtedness has not been discharged or such acceleration has not been rescinded or annulled within 10 days after written notice is provided to Delta by the Trustee or the holders of 25% or more of the principal amount of the Notes; and (v) certain events of bankruptcy, insolvency or reorganization involving Delta. The Indenture also provides that Delta may, without the consent of Noteholders, consolidate with, or merge into, or transfer or lease its assets substantially as an entirety to, any person, if (a) the successor person to such transaction is organized under the laws of any U.S. jurisdiction and assumes Delta's obligations under the Notes and (b) no default would exist and be continuing under the Notes after giving effect to such transaction. The foregoing summary of certain provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Indenture, a copy of which appears as Exhibit (a)(2) hereto.

Item 16.  Additional Information

     Item 16 is hereby amended and supplemented as follows:

     (b)-(c) On February 25, 1999, Delta and Delta Sub were notified that they had been granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer. On March 3, 1999, Delta and ASA issued a joint press release regarding such early termination. The full text of the press release is attached as Exhibit (a)(9) to Schedule 14D-1 and is incorporated by reference herein.




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Item 17.  Material to Be Filed as Exhibits

     Item 17 is supplemented as follows:


      (a)(2) Form of Indenture dated as of May 1, 1991, between Delta and The Bank of New York, successor to The Citizens and Southern National Bank of Florida, as trustee. (Incorporated herein by reference to Exhibit 4 to the Delta Registration Statement on Form S-3, Registration No. 33-40190.)






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     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 3, 1999


                                       DELTA AIR LINES, INC.


                                       By: /s/ Maurice W. Worth
                                          -------------------------------------
                                          Name:  Maurice W. Worth
                                          Title: Chief Operating Officer



                                       DELTA AIR LINES HOLDINGS, INC.


                                       By: /s/ Leslie P. Klemperer
                                          -------------------------------------
                                          Name:  Leslie P. Klemperer
                                          Title: Vice President and Secretary



                                       DELTA SUB, INC.


                                       By: /s/ Dean C. Arvidson
                                          -------------------------------------
                                          Name:  Dean C. Arvidson
                                          Title: Secretary


















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                                                   EXHIBIT INDEX



Exhibit No.
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(a)(2)      Form of Indenture dated as of May 1, 1991, between Delta and The
            Bank of New York, successor to The Citizens and Southern National Bank of Florida, as trustee. (Incorporated herein by reference to Exhibit 4 to the Delta Registration Statement on Form S-3, Registration No. 33-40190.)